L. Hugh Redd

Senior Vice President

Chief Financial Officer

May 3, 2011

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	General Dynamics Corporation

Form 10-K for the year ended December 31, 2010

Filed February 18, 2011

File No. 1-03671

Via Overnight Delivery and EDGAR

Dear Ms. Cvrkel:

On behalf of General Dynamics Corporation, please note our response to comments addressed in your letter dated April 13, 2011:

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Review of Business Groups, page 23

SEC Comment

1.	We note that your discussion and analysis of the Company’s results of operations at both the consolidated level and at the business group level describes only changes in your combined Product and Service Revenues and Operating Earnings and provides no discussion of changes in product revenues and service revenues on a separate basis. Also, we note that your current discussion in MD&A does not provide any discussion of your costs of products and services sold, or general and administrative costs incurred on either a consolidated basis or at the business group level and these costs and changes in the levels of such costs have a material impact on the Company’s resultant operating earnings and margins. Please note that Item 303 of Regulation S-K requires that MD&A include a discussion of the extent to which material increases or decreases in net sales are attributable to increases in prices or to increases in the volume or amount of goods or services sold, or to the introduction of new products or services. Item 303 of Regulation S-K also requires that MD&A include a discussion of any material changes from year to year in one or more line items reflected in a registrant’s financial statements to the extent necessary to understand changes in a registrant’s business reflected as a whole. Please note that we do not believe that your current discussion included in MD&A on either a consolidated basis or at the business group level provides an adequate discussion of the changes in your product and service revenues or the related cost of sales or your general and administrative costs necessary for an investor to understand changes in your results of

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May 3, 2011

operations during the various periods presented in your financial statements. Accordingly, please revise your MD&A in future filings to address the following matters:

•

Please revise to separately discuss changes in revenues from product sales and service sales and the related cost of sales during all periods presented in the Company’s financial statements. This discussion should be provided on both a consolidated basis as well as on a business group basis and should quantify the impact that the various factors described had on your sales and cost of sales during the periods presented.

•	Please revise to discuss changes in general and administrative costs, including the individual components comprising such costs on both a consolidated basis as well as on a business group basis.

Your revised discussion should also explain how changes in both your revenues and the related costs of sales and general and administrative costs impacted your operating margins on both a consolidated and business group basis.

General Dynamics’ Response

We strive to prepare our MD&A consistent with and in the spirit of the Commission’s rules, regulations and guidance. In particular, with respect to the comment above, we believe the guidance in Commission Releases 33-8350 and 33-6835 is instructive. Specifically, we note that the Commission instructs registrants that

(33-8350)

MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage the business. Management has a unique perspective on its business that only it can present. As such, MD&A should not be a recitation of financial statements in narrative form or an otherwise uninformative series of technical responses to MD&A requirements, neither of which provides this important management perspective.

(33-6835)

MD&A is intended to give the investor an opportunity to look at the company through the eyes of management by providing both a short- and long-term analysis of the business of the company. The Item asks management to discuss the dynamics of the business and to analyze the financials.

We believe our disclosures enable investors to evaluate our operating results in an informative, transparent manner consistent with how our management views and runs the business. In the introduction to our MD&A, we provide an overview of our business groups, contract accounting and key management metrics. We do this to make clear to investors those factors that are important to an understanding of our results.

May 3, 2011

Product and service revenues

With respect to the comment that we provide a discussion in MD&A of our results of operations by products and services, we believe our current disclosures provide this information in a manner that is relevant to an understanding of our results of operations and is consistent with how we manage the business. Within each of our business groups, we discuss the operating results of our various products and services as a portfolio of similar contracts.

In the Aerospace group, we discuss changes and the reasons for those changes in product sales, including aircraft manufacturing and outfitting and pre-owned aircraft sales, separately from changes in aircraft service sales. In our defense businesses, we discuss separately the impact that the various product and service groupings have on the results of operations of each of our business groups. These include military vehicles, weapon systems, ship construction, communication systems and information technology services. We discuss fluctuations in these contract groupings, their relative profitability and the impact that the mix of these contracts has on our groups’ operating margins. Within each of these groupings, we focus our discussion on significant contracts, each of which is a separate profit center and each of which has its own set of facts and circumstances driving revenues, earnings and margins. We believe this approach to analyzing our results of operations provides information that is much more relevant and decision-useful than an analysis that aggregates business group results by product revenues versus service revenues.

Additionally, because of the diverse products and services offered by our business groups and the varying and unrelated factors affecting their contracts, we do not believe a consolidated analysis of product versus service operating results would be informative to investors.

In future filings, we will continue to ensure that our financial results are presented in a manner that permits our investors to understand changes in our results of operations and, to the extent appropriate, will endeavor to provide additional detail with respect to the product and service offerings in our business groups’ portfolios.

Cost of sales and general and administrative (G&A) expenses

In each of our businesses, revenue is predominately recognized using the percentage-of-completion method. In our defense businesses, progress toward completion is measured primarily based on cost incurred (input method). Under this method, contract costs are charged to cost of sales in the period incurred and, as the measure of progress, generate revenue. The amount of operating earnings recognized in the period is based on the margin reflected in the contract’s most recent estimate at completion (EAC), which is management’s assessment of the contract’s total revenue, cost and associated profit.

Costs are accumulated by contract and generally include all costs, including an allocation of G&A expenses in accordance with the Federal Acquisition Regulation (FAR). In terms of understanding the results of our operations and what drives those results, a contract cost is a contract cost regardless of the specific nature of that cost. An understanding of the individual components of cost incurred in a given period is not relevant in determining contract profitability, which is based on total estimated contract cost

May 3, 2011

at completion. The level of costs incurred in a given period is a measure of the level of effort expended, and therefore, the volume of revenue, in the period. It is the estimated total costs over the life of the contract that drive the margin on the contract and the operating earnings recognized in the period. Accordingly, management focuses on revenue, which is driven by the cost volume in the period, and operating earnings, which is driven by both volume and margin (i.e., contract performance as measured by the EAC).

In our disclosures, we discuss factors impacting contract performance, including cost, but these factors do not necessarily correspond to cost of sales in the period as they would in an accounting model not utilizing contract accounting. Based on this, we do not believe an additional discussion of cost of sales incurred in the period, including a separate discussion of G&A expenses, would enhance investors’ understanding of our results but would likely distract from the key information that drives our results. In past filings, we have disclosed material events that impact total contract performance (and therefore, current period results) and will continue to do so in the future to the extent these events have a material impact on the overall operating results of our business.

In our Aerospace group, the vast majority of revenue is derived from new aircraft manufacturing and outfitting. Although revenue is also recognized using the percentage-of-completion method, progress toward completion is measured by achievement of milestones (output method). G&A expenses are a period cost, while manufacturing costs are accumulated by production lot and charged to cost of sales at the time the manufacturing milestone is achieved based on the expected average unit cost within the lot. For this reason, the cost of sales reported in the period is not relevant to the operating earnings recognized in the period. Accordingly, management again focuses on revenues, operating earnings and margin. The amount of revenue recognized in a given period is primarily driven by the number of unit deliveries, which we disclose each period. Apart from our discussion of manufacturing and service revenues and earnings, we quantify the impact of G&A expenses on the group’s results each period, with an associated discussion of the cause of the impact by component of cost (e.g., research and development or marketing cost), if material.

Further, we believe aggregating and analyzing cost of sales and G&A expenses across our business groups for a discussion on a consolidated basis would not be meaningful for the reasons discussed above and given the varying and unrelated factors affecting each of our groups. Moreover, G&A expenses have fluctuated between 5.9 and 6.2 percent of consolidated sales over the past 5 years, and therefore, changes in the level of G&A expenses have not had a material impact on our earnings and margins over this period.

We will continue to disclose the impact of G&A expenses in our business-aviation market. We will also continue to discuss the impact of contract (i.e., EAC) and manufacturing (i.e., production lot) performance on operating earnings and margin in lieu of cost of sales as we believe a discussion of these factors is consistent with how management analyzes the business and is more meaningful to investors. Consistent with our discussion above, we will also add to our future filings a discussion of our cost accounting practices to assist investors in understanding why a detailed discussion of the various elements of our cost structure is not relevant to an understanding of our results of operations and, therefore, why management focuses on certain line items of the financial statements.

May 3, 2011

Note N. Commitments and Contingencies – Termination of A-12 Program, page 49

SEC Comment

2.	We note from the disclosure included in Note N that in connection with the litigation surrounding the A-12 aircraft program that was terminated by the Navy during 1991, the contractors could collectively be required to repay the government as much as $1.4 billion in progress payments plus interest which was approximately $1.5 billion on December 31, 2010. We also note the disclosure indicating that this would result in a pretax charge for the Company of approximately $815 million. Please revise future filings to disclose whether the Company has established any accrual for potential losses that may be sustained by the Company in connection with this matter. If no accrual for this matter has been reflected in the Company’s financial statements, please revise your future disclosures to clearly explain why management does not believe an accrual is required.

General Dynamics’ Response

In future filings, including our Form 10-Q for the quarterly period ended April 3, 2011, we will add a disclosure that explicitly states we have not established any accrual for this matter. We believe that our current disclosure outlines the facts that support our conclusion as to why an accrual is not required under Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 450, Contingencies. In future filings, we will revise our disclosure to provide clarification on this point.

Definitive Proxy Statement on Schedule 14A – 2010 Bonuses and 2011 Equity Awards, page 32

SEC Comment

3.	We note your disclosure of the metrics used to calculate bonus awards for your named executive officers. We also note that you do not use set formulas and targets and do not assign specific weights to various metrics. Please revise your disclosure to specifically set forth, in detail, how you determined the amount of the bonus award granted to each named executive officer, including how you considered each metric in determining the amount of each executive’s award for a given fiscal year. In your discussion, please address why certain named executive officers were compensated above the total cash compensation target range while others were compensated within the range.

General Dynamics’ Response

We believe that the disclosure under the caption “2010 Bonuses and 2011 Equity Awards,” together with the discussion of our compensation program and processes contained throughout the Compensation Discussion & Analysis section, explains the Compensation Committee’s determination of the bonus paid to each named executive officer for fiscal year 2010. The disclosure explains that the Committee utilized survey data to identify the 50th to 75th percentiles of total cash compensation for comparable positions at peer group companies and that the factors considered by the Committee in setting the amount of each named executive officer’s bonus included (i) the extent to which the company or the applicable business

May 3, 2011

group achieved the operating plan goals and (ii) qualitative factors that were individualized for each named executive officer.

In future filings, we will provide further detail highlighting how the committee considered the metrics in determining the bonus awards.

To the extent applicable, we will also provide additional information to explain why a particular named executive officer’s total cash compensation is above the target range established by the Compensation Committee.

SEC Comment

4.	Please revise to discuss in greater detail how you arrived at the number of stock options and restricted stock awards granted to each named executive officer. For example, please disclose the multiple of each named executive officer’s cash compensation used and the basis for using this multiple. In your discussion, please address why certain named executive officers were compensated above the target range while others were compensated within the range.

General Dynamics’ Response

Our proxy statement currently explains that each named executive officer’s equity award value is based upon the total cash compensation awarded by the Compensation Committee. The total value of the equity award is then allocated between stock options and restricted stock as determined annually by the Compensation Committee (historically, two-thirds in stock options and one-third in restricted stock) using a Black-Scholes valuation for stock options and the fair market value of the company’s stock on the date of grant for restricted stock.

We note that our proxy statement contains disclosure of whether the ratio of the equity award value to total cash compensation is between the 50th and 75th percentiles of the competitive market based on the survey data and, if not, whether the Compensation Committee, in its discretion and based upon its assessment of the named executive officers’ performance, has determined to use a ratio that falls above that range. We believe that this disclosure, rather than the particular ratio, is the most relevant information for investors to understand the compensation of the named executive officers contained in the Summary Compensation Table and accompanying tables, particularly the grant date fair values of equity awards. We respectfully submit to the Staff that we do not believe further detail about the mechanics of the calculation is necessary for investors to understand the disclosed compensation of the named executive officers.

In response to the Staff’s comment, in future filings we will disclose additional information as applicable to explain factors that may lead a particular named executive officer’s ratio to be above the target range established by the Compensation Committee.

*        *        *

May 3, 2011

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the company’s filings; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me with any questions about these matters.

Sincerely,

/s/ L. Hugh Redd
L. Hugh Redd
Senior Vice President and Chief Financial Officer